Tompkins Financial Corporation S-3

Exhibit 12.1

Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	For the Fiscal Years Ended December 31,
	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)
Including deposit interest	3.94	2.73	3.01	2.55	2.18
Excluding deposit interest	7.14	4.45	5.06	4.40	4.00

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

●	interest cost, including interest on deposits; and

●	that portion of rent expense estimated to be representative of the interest factor.

(1)	Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods presented. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

(Dollar amounts in thousands, unaudited)	For the Fiscal Years Ended December 31,
	2013	2012	2011	2010	2009

Income before income taxes	71,764	42,506	51,923	50,382	47,345

Interest on deposits	12,765	12,232	13,087	17,677	24,211

Interest on borrowings	11,210	11,981	12,595	14,610	15,547

Total fixed charges, including interest on deposits	24,451	24,536	25,890	32,505	39,999

Total fixed charges, excluding interest on deposits	11,686	12,304	12,803	14,828	15,788

Preferred dividends	0	0	0	0	0